

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2021

Kyle Guse
Chief Financial Officer and General Counsel
ATOSSA THERAPEUTICS, INC.
107 Spring Street
Seattle, Washington 98104

> **Re: ATOSSA THERAPEUTICS, INC.**
> **Registration Statement on Form S-3**
> **Filed January 22, 2021**
> **File No. 333-252335**

Dear Mr. Guse:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ryan Murr, Esq.